

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2015

<u>Via E-mail</u>
Saumen Chakraborty
President and Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Telangana 500 034
India

Re: Dr. Reddy's Laboratories Limited
           Form 20-F for the fiscal year ended March 31, 2014
           Filed June 26, 2014
           File No. 001-15182

Dear Mr. Chakraborty:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Sharon M. Blume

                                        Sharon M. Blume
                                        Accounting Branch Chief